P.E. 4-30-02

1-14844

02032318

RECEIVED APR 30 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

EQUANT N.V.

(Translation of registrant's name into English)

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Gatwickstraat 21-23
1043 GL Amsterdam-Sloterdijk
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . .

equant

www.equant.com

EQUANT ANNOUNCES FIRST QUARTER 2002 FINANCIAL HIGHLIGHTS

–Integration Ahead of Expectations Improves EBITDA–

- **New Orders a Record $495 Million**
- **Network Services Revenues Increase by 4.7 percent on a pro forma basis**
- **Net Cash of $280 Million**

AMSTERDAM (April 29, 2002) – Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) today announced details of its revenues and order position for the first quarter of 2002.

Commenting on Equant's results, Didier Delepine, president and chief executive officer, said: "Despite the general economic conditions and their impact on the competitive situation, orders for our network services grew strongly, again, in the quarter. Equant is increasingly recognized by multinational corporations as the leading provider of global network and value added services. Our increasing strength is acknowledged by our competitors and the industry in general. We were particularly delighted to have been awarded top honors among all the global carriers in the latest Telemark Consulting IP user satisfaction survey as we believe we have the highest number of Global IP-VPN customers at more than 500.

"Our merger plan continues to deliver. The integration of our networks is ahead of our expectations enabling us to deliver enhanced operating and capital expenditure synergies. The cost reductions that we have made, including an employment decrease of 400 this quarter, are driving increases to EBITDA. Although we have not finalized our first quarter's accounts, we expect that EBITDA will be above $25 million, more than four times the level reported in the fourth quarter of 2001.

"With new orders of $495 million, this was the best quarter ever for network services. The integrated sales force is demonstrating the effectiveness of our sales model and a sharp focus on controlling spending is delivering rapid improvement to the bottom line. Late in the quarter, we saw the first signs of the anticipated pick up in our Integration Services business. We expect this improvement to continue as we have taken action to adjust to the new business environment.

Press Release

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"However, we have recorded a 2 percent sequential decline in quarterly revenues as the economic situation still affects most parts of our business to varying degrees. In particular, it is clear that the expected recovery in our Integration Services revenue is occurring later than we anticipated.

"With an improving global economy and the strong network services order book, we anticipate sequential improvement in revenues throughout the year. The slow pace of economic growth means that we now expect 2002 revenues will be at the lower end of analysts' expectations, at approximately $3.1 billion. There will be concomitant reductions in 2003 and 2004 revenues, the size of which will depend on the prevailing economic conditions. Even so, our continued focus on securing the benefits of our merger with Global One means that our EBITDA for 2002 is still expected to be in excess of $200 million and therefore, at the higher end of analysts' expectations.

"We continue to take actions to optimize capital expenditures and our current view of 2002 indicates that we are likely to invest approximately $500 million, $100 million less than previously anticipated, which will further extend our cash resources. This represents a reduction of some $250 million from the run rate in the first half of 2001.

"At this difficult time for our industry we remain confident because of our pre-eminent position in the marketplace and our strong financial position."

Orders

Order intake for Network Services was $495 million in the first quarter 2002. Order growth was strong in all regions. During the quarter, the Company signed 22 contracts with major international corporations each valued at more than one million dollars, including South African Breweries, DMR Consulting and BHP Billiton. Orders with a value greater than one million dollars accounted for more than $380 million of the Company's first quarter order intake.

Revenues

The Company's revenues this quarter were $734 million, a net decrease of 4.4 percent compared with the pro forma first quarter 2001, with growth in Network Services revenues offset by declines in Integration Services, SITA and Other revenues.

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Revenue Details ($ millions):

	1Q 02 Actual	1Q 01 Pro forma [2]	Growth	1Q 01 Actual
Network Services	393.3	375.8	4.7%	231.4
Integration Services	105.2	132.0	(20.3%)	107.4
Other Services	57.9	74.5	(22.3%)	-
SITA Contract [3]	177.5	185.4	(4.3%)	98.9
Total Revenues [1]	733.9	767.7	(4.4%)	437.7

Footnotes are shown on page 4

On a pro forma basis revenues for Network Services increased 4.7 percent to $393 million this quarter. The lower than anticipated growth was primarily caused by the decrease in traffic sensitive data revenues, including remote dial up for business travelers.

On a pro forma basis revenues from Integration Services decreased 20.3 percent to $105 million this quarter reflecting the general economic slowdown and customers' continuing capital expenditure cutbacks. However, services and particularly fulfillment revenues began in March to show an increase from the low January and February levels.

Revenues from other services were $58 million in the first quarter of 2002, compared with a pro forma $75 million in the prior year. The decrease was primarily a result of agreements reached in the second half of 2001 on the detailed scope of the product management agreements with France Telecom Transpac, which reduced the level of activity and therefore revenue from the second half of 2001 onward.

Revenues from SITA were $178 million in the first quarter of 2002 declining from $185 million in the first quarter 2001 pro forma. The pro forma first quarter 2001 revenues did not reflect the price reduction given to SITA as part of the new contractual arrangements, which came into force in July 2001.

Revenues derived from the France Telecom Group, which are included above, totaled $60 million in the quarter and were broadly in line with the revenues for the pro forma first quarter 2001.

Other Information.

equant

Employment fell to 10,900 at March 31, 2002 from 11,300 at December 31, 2001.

Capital expenditures in the quarter totaled $77 million, primarily on the Company's global network, computer systems and customer and back office systems. The Company purchased IRUs for national and international transmission capacity totaling $11 million. The Company did not engage in any capacity swaps in the period.

At March 31 2002 the Company's net cash and cash equivalents totaled $280 million, a reduction of $93 million from the end of 2001. The lower than expected cash burn rate was a result of the Company's improving EBITDA and continuing optimization of capital expenditures. The Company does not expect to require additional funding until the second half of 2002. The offer of additional funding from France Telecom remains in place, and we continue to discuss other funding options with financial institutions.

Footnotes:

(1) Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded.
(2) The pro forma revenues have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2000.
(3) 1Q01 actual SITA revenue is as billed under the Former "Joint Venture" contract arrangements and 1Q02 actual SITA revenues is as billed under the new contract arrangements.
(4) EBITDA: operating profit/(loss) before share plan costs, non-recurring charges and depreciation and amortization.

The Company will host a conference call for investors on April 30, 2002 at 8:00 am (EDT) and 2:00 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1 913 981 5517 in North America or +44-20-8515-2327 in Europe.

About Equant

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global IP and data services for multinational businesses, offering network, integration and managed services to global business. The network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 145 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies. Equant, a member of the France Telecom Group, meets the diverse needs

equant

of global companies with the industry's most extensive portfolio of managed data network services. Equant's 2001 revenues, on a pro forma basis, were more than $3 billion.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F and the submission on Form 6-K containing the shareholder's circular, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, Equant's rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations

Fredric Emmert
+1 703 689 6010
fredric.emmert@equant.com

Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

Equant Investor Relations

Jim Armstrong
+1 678 346 3754
james.armstrong@equant.com

Europe
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30th, 2002

By: ______________________

Name: John S. Allkins

Title: Chief Financial Officer